ADM Endeavors, Inc.
2021 N. 3rd Street
Bismarck, ND 58501

May 13, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:     ADM Endeavors, Inc.
Registration Statement on Form S-1
File No. 333-201351

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 14, 2015, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:
  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ADM Endeavors, Inc.

/s/ Ardell Mees
Ardell Mees
Chief Executive Officer